UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

256743105

(CUSIP Number)

Bruce J. Parker

Kaplan, Strangis and Kaplan, P.A.

5500 Wells Fargo Center

90 South Seventh Street

Minneapolis, MN

(612) 375-1138

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 9, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 690742101

1.	Names of Reporting Persons Dennis E. Hecker

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF and BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,075,129

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,075,129

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,075,129

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.003%(1)

14.	Type of Reporting Person (See Instructions) IN

(1)

With respect to the calculation of the percent of class beneficially owned by the Reporting Person, 21,491,085 shares was used as the total amount of outstanding shares, which amount represents the shares of Common Stock issued and outstanding as of February 22, 2008, as reflected in Dollar Thrifty Automotive Group, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2007 as filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

The undersigned hereby files this Amendment No. 1 to the Schedule 13D (the “Amendment”) filed by Dennis E. Hecker on March 21, 2008 with respect to the common stock, par value $0.01 per share (“Common Stock”), of Dollar Thrifty Automotive Group, Inc., a Delaware corporation (“DTAG”).  This Amendment supplements the text of Item 4.  Capitalized terms used and not defined herein shall have the meaning assigned to such terms in the initial Schedule 13D.

Item 1.	Security and Issuer
Not Applicable

Item 2.	Identity and Background
Not Applicable

Item 3.	Source and Amount of Funds or Other Consideration
Not Applicable

Item 4.	Purpose of Transaction

The purchases herein reported by the Reporting Person were for investment purposes.  The Reporting Person also owns a controlling interest in ARC Venture Holding, Inc. (“ARC”), the owner of the outstanding shares of Southwest-Tex Leasing Co., Inc., which operates the Advantage Rent-A-Car daily car rental business throughout the United States.  The Reporting Person does not have any present plans, arrangements or understandings that relate to or would result in the following except as described in the last two paragraphs of this Item 4:

a.                                       The acquisition by any person of additional securities of DTAG, or the disposition of securities of DTAG;

b.                                      An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving DTAG or any of its subsidiaries;

c.                                       A sale or transfer of a material amount of assets of DTAG or any of its subsidiaries;

d.                                      Any change in the present board of directors or management of DTAG, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;;

e.                                       Any material change in the present capitalization or dividend policy of DTAG;

f.                                         Any other material change in DTAG’s business or corporate structure including but not limited to, if DTAG is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

g.                                      Changes in DTAG’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

h.                                      Causing a class of securities of DTAG to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i.                                          A class of equity securities of DTAG becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act, as amended; or

j.                                          Any action similar to those enumerated above.

ARC, an affiliate of the Reporting Person, has retained the investment banking firm of Houlihan Lokey to assist ARC in exploring strategic alternatives for ARC and its daily car rental business, including alternatives with respect to DTAG.  The Reporting Person intends to review his interest in DTAG on a continuing basis and reserves the right to change his plans or intentions at any time depending upon his evaluation of then existing circumstances.  In addition, the Reporting Person or his affiliates may, from time to time and at any time, (1) acquire additional shares of Common Stock (subject to availability if the price is deemed favorable) in the open market, in privately negotiated transactions or otherwise or (2) dispose of shares of Common Stock in the open market, in privately negotiated transactions or otherwise, in each case in accordance with applicable law.

The Reporting Person currently intends as to the shares of the Common Stock that he owned as of the record date for the DTAG Annual Meeting of Stockholders to withhold votes from DTAG’s nominees for election to the Board of Directors and to vote against the addition of 660,000 shares to the DTAG Amended and Restated Long-Term Incentive Plan and Director Equity Plan.

Item 5.	Interest in Securities of the Issuer
Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not Applicable

Item 7.	Material to be Filed as Exhibits
Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 9, 2008
Date
/s/ Dennis E. Hecker
Signature
Dennis E. Hecker
Name/Title